Exhibit 1

Transactions in the Shares Since the Filing of Amendment No. 3 to the Schedule 13D

Nature of Transaction	Amount of Securities Purchased / (Sold)	Price per Share ($)	Date of Transaction

CARRONADE CAPITAL MANAGEMENT, LP
(Through the Managed Accounts)

Purchase of Common Stock	41,073	14.6575	08/10/2026
Purchase of Common Stock	96,695	14.8610	08/11/2026